Lincoln Financial Group 150 N. Radnor-Chester Road Radnor, Pennsylvania 19087

VIA EDGAR

March 23, 2021

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Fund:	Lincoln S&P 500 Buffer Fund and Lincoln S&P 500 Ultra Buffer Fund (“New Funds”)

Dear Mr. Zapata:

On January 20, 2021, the Trust originally filed Post-Effective Amendment No. 214 (SEC Accession No. 0001193125-21-012207) to the Trust’s Registration Statement on Form N-1A relating to an offering of shares of beneficial interest in the New Funds. The Trust filed separately today Post-Effective Amendment No. 215 (SEC Accession No. 0001193125-21-091116) with respect to the New Funds to respond to your comments and to update the New Funds’ names and other disclosure.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Trust and the Trust’s principal underwriter, Lincoln Financial Distributors, Inc., hereby respectfully request that the effective date of the Trust’s Registration Statement with respect to the series be accelerated so that it will be effective at 4:00 p.m. Eastern Time, on Monday, April 5, 2021, or as soon as practicable thereafter.

In connection with this request, the undersigned officer of the Trust acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Trust may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please call Sam Goldstein at 484-583-8711 if you wish to discuss this correspondence further.

Very truly yours,

Lincoln Variable Insurance Products Trust	Lincoln Financial Distributors, Inc.

By: /s/ Jayson R. Bronchetti	By: /s/ John Kennedy
Name: Jayson R. Bronchetti	Name: John Kennedy
Title: President	Title: SVP, Head of Retirement Solutions